Exhibit 99.1

Fang Announces Results of 2016 Annual General Meeting

BEIJING, Sept. 9, 2016 /PRNewswire/ — SouFun Holdings Limited (NYSE: SFUN) (“Fang,” “we” or “our”), the leading real estate Internet portal in China, today announced that it held its 2016 annual general meeting of shareholders on September 8, 2016. The shareholders passed an ordinary resolution to re-elect Ms. Zhizhi Gong as a member of Fang’s board of directors and a special resolution to change the corporate name from SouFun Holdings Limited to Fang Holdings Limited.

About Fang

Fang operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through our websites, we provide e-commerce, marketing, listing, financial and other value-added services for China's fast-growing real estate and home furnishing and improvement sectors. Our user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains about 100 offices to focus on local market needs and its website and database contains real estate related content covering more than 629 cities in China. For more information about Fang, please visit http://ir.fang.com.

For investor and media inquiries, please contact:

Mr. Kent Cangsang Huang

CFO

Phone: +86-10-5631-9668

Email: huangcangsang@fang.com